2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8 Tel: +1 604 689 78 42 Fax: +1 604 689 42 50	Hovslagargatan 5 SE-111 48 Stockholm, Sweden Tel: +46 8 545 074 70 Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING INVESTS IN MANTLE RESOURCES THROUGH A PRIVATE PLACEMENT

November 24, 2006 (TSX: LUN; SSE: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that, subject to regulatory approval, it has entered into a financing arrangement with Mantle Resources Inc. ("Mantle"), a publicly traded mining company listed on Tier 1 of the TSX Venture Exchange (TSX.V : MTS), pursuant to which Lundin Mining will subscribe for 3,685,000 units of Mantle by way of a non-brokered private placement at a price of Cdn $0.78 per unit for an investment of Cdn $2,874,300.

Each unit will consist of one common share of Mantle and one common share purchase warrant. Each warrant will be exercisable into one additional common share of Mantle at a price of $0.78 for a period of two years from the closing of the private placement. Upon the completion of the private placement, Lundin Mining will hold just under 10 per cent of the common shares of Mantle. The securities in the units will be subject to a four-month hold period from the date of closing.

Over the past year, Mantle has been exclusively focusing on exploring the Akie zinc-lead property located in northeastern British Columbia. The Akie property comprises a total of 256 claim units, in 22 contiguous mineral claims encompassing some 5,400 hectares, situated in the Omineca Mining Division of British Columbia. The Cirque deposit (Teck Cominco / South Korea Zinc), with a historical resource estimate in excess of 40 million tonnes grading 7.8% zinc, 2.2% lead and 48 grams silver/tonne, is some 20 kilometers to the northwest of the Akie property and is located in a similar geological setting. Pursuant to an option agreement with Ecstall Mining Corporation, a public junior exploration company, Mantle is earning a 65% interest in the Akie property.

Some of the highlights of the drilling programs conducted by Mantle over the past 12 months include:

  A-05-30: 37.05 meters grading 10.98% zinc, 2.61% lead and 21.2 g/t silver (including 17.93 meters of 17.22% zinc, 4.20% lead and 30.1 g/t silver);
  A-05-32: 26.70 meters grading 11.95% zinc, 2.74% lead and 22 g/t silver (including 11.5 meters of 16.16% zinc, 3.95% lead and 29 g/t silver);
  A-05-33: 19.2 meters grading 8.71% zinc, 1.83% lead and 16.01 g/t silver (including 11.5 meters of 9.81% zinc, 2.20% lead and 18.54 g/t silver)

** The true width of the mineralization reported above is estimated to be 72% of the core interval and is subject to revision.

  A-06-35: 21.90 meters grading 8.88% zinc, 1.80% lead and 15.6 g/t silver (including 10.10 meters of 11.06% zinc, 2.52% lead and 21.3 g/t silver)

**The true width of the mineralization reported above is estimated to be 60% of the core interval and is subject to revision.

  A-06-37A: 25.50 meters grading 8.45% zinc, 1.74% lead and 14.6 g/t silver (including 9.30 meters of 10.35% zinc, 2.25% lead and 17.3 g/t silver)
  A-06-38: 19.40 meters grading 8.27% zinc, 1.45% lead and 9.72 g/t silver (including 13.85 meters of 8.99% zinc, 1.68% lead and 10.67 g/t silver).

**The true width of the mineralization reported above is estimated to be 84 per cent of the core interval and is subject to revision.

Lundin Mining Corporation
News Release

Exploration completed to date indicates that the Akie mineralized zone extends over a distance, on a vertical longitudinal section, of at least 640 meters, has a dip extent in excess of 200 meters, and is open for extension along strike and down dip.

Mantle has also recently acquired 100% interest in certain mineral claims located in the Mt. Alcock area of northeastern British Columbia, within the Omineca Mining Division, encompassing a total of approximately 8,400 hectares. The Cirque deposit and the Akie deposit are located approximately 22 km and 45 km to the southeast, respectively, from the Mt. Alcock property.

Neil O'Brien, Vice President of Exploration for Lundin Mining, commented, "This investment gives us an opportunity, through Mantle, to participate in the exploration and advancement of properties that hold very exciting potential and which are located within an emerging premier zinc-lead district - namely the highly prospective Gunsteel shale formation in the regionally extensive, world-class Kechika trough sedex zinc basin of northern British Columbia."

John R. Fraser, PGeo (B.C.), is the qualified person responsible for the technical information contained in this release. Mr. Fraser is a director of Mantle.

Lundin Mining was recently merged with EuroZinc Mining Corporation to form a rapidly growing, mid-tier mining company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. The company operates the Neves-Corvo mine in Portugal, the Zinkgruvan and Storliden mines in Sweden and the Galmoy mine in Ireland. The company's exploration portfolio is extensive and includes interests in international ventures and development projects. Lundin Mining has its head office in Vancouver, Canada, and its executive management team in Stockholm, Sweden.

For further information, please contact:

Colin K. Benner, Vice Chairman & CEO: +1 604 681-1337
Karl-Axel Waplan, President & COO: +46-705-10 42 39
Ron Ewing, Vice President: +1 604-681-1337
Catarina Ihre, Manager, Investor Relations: +46 70 607 92 63
Sophia Shane, Investor Relations: +604-689-7842

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.